NO ACT

DC

PE
1-4-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040652

February 19, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/19/2008

R. Patrick Quinn
Executive Vice President
and Corporate Secretary
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

Re: New York Community Bancorp, Inc.
Incoming letter dated February 4, 2008

Dear Mr. Quinn:

This is in response to your letter dated February 4, 2008 concerning the shareholder proposal submitted to NYCB by James J. Bliss. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: James J. Bliss
84 Princeton Street
Garden City, NY 11530

NEW YORK COMMUNITY BANCORP, INC.

615 MERRICK AVENUE, WESTBURY, NY 11590
TEL: 516-683-4570 • FAX: 516-683-8344 • Patrick.Quinn@myNYCB.com

RECEIVED
2008 FEB -5 PM 12: 11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

R. PATRICK QUINN
Executive Vice President, Chief Corporate
Governance Officer & Corporate Secretary

February 4, 2008

BY OVERNIGHT EXPRESS MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549-3010

Re: Shareholder Proposal Submitted to New York Community Bancorp, Inc. by James J. Bliss

Ladies and Gentlemen:

On December 28, 2007, New York Community Bancorp, Inc. (the "Company") received a proposal (the "Proposal") from James J. Bliss, 84 Princeton Street, Garden City, New York 11530, for inclusion in the proxy materials for the Company's 2008 Annual Meeting of Shareholders (the "2008 Annual Meeting"). The Proposal was submitted to the Company as an attachment to a letter from Mr. Bliss, dated December 26, 2007 (the "December Letter"). The December Letter, together with the Proposal, is attached hereto as **Exhibit A**. In accordance with the requirements of Rule 14a-8(f), on January 11, 2008, the Company delivered a letter, dated January 10, 2008, to Mr. Bliss (the "Company's Response") to advise him of the procedural deficiencies of the December Letter. The Company's Response is attached hereto as **Exhibit B**. On January 22, 2008, the Company received a response from Mr. Bliss dated January 18, 2008 (the "January Letter") in which Mr. Bliss acknowledges that he does not meet the ownership eligibility requirements of Rule 14a-8. The January Letter is attached hereto as **Exhibit C.** The Company hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company omits the Proposal from its proxy materials for the 2008 Annual Meeting for the reasons set forth herein.

General

The 2008 Annual Meeting is scheduled to be held on or about June 11, 2008. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 28, 2008 and to commence mailing to its shareholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Company believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to Mr. Bliss as notice of the Company's intent to omit the Proposal from the Company's proxy materials for the 2008 Annual Meeting.

The Proposal

The Proposal, in pertinent part, requires "the Company to revisit, reform and revise its policies relating to the honoring of checks so as to bring it into conformity with other banks; an essential need in an ever competitive environment with due regard to the needs of seniors and others who may be cognitively impaired, and consistent with federal and state laws."

Background

Mr. Bliss is a depositor of New York Community Bank (the "Bank"), a wholly-owned subsidiary of the Company. During 2006, more than 50 of Mr. Bliss' checks drawn on his Bank account were not honored due to insufficient available funds in his account to cover the checks. As better reflected in his December Letter, Mr. Bliss claims that his checks were repeatedly dishonored or penalized despite his account having "virtually sufficient balances." Essentially, it is his dissatisfaction with the Bank's policies regarding the honoring of checks and the associated fees he was assessed that prompted Mr. Bliss to submit the Proposal.

Reasons For Exclusion of Proposal

The Proposal may be omitted because Mr. Bliss does not meet the eligibility requirements of Rule 14a-8(b). The Company also believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rules 14a-8(i)(7), (i)(4) and (i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Company. The Proposal may also be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company, or, more specifically, the Bank and is designed to benefit Mr. Bliss or further his personal interest, which benefit or interest is not shared with the other security holders at large. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Company would lack the power or authority to implement the Proposal due to its inherent vagueness and indefiniteness.

1. The Proposal May Be Excluded Because Mr. Bliss Does Not Meet the Eligibility Requirements of Rule 14a-8(b).

Rule 14a-8(b)(1) requires that Mr. Bliss continuously hold at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2008 Annual Meeting for at least one year by the date he submitted the Proposal. In addition, Rule 14a-8(b)(2) requires Mr. Bliss to submit a written statement that he intends to continue to beneficially own such shares through the date of the 2008 Annual Meeting in order for the Proposal to be properly submitted. See *Division of Corporation Finance: Staff Legal Bulletin No. 14, Section C.1.d.* (July 13, 2001). Mr. Bliss has not met and cannot meet either of these two tests.

Mr. Bliss cannot meet the Rule 14a-8(b)(1) ownership test because he only owns ten shares of the Company's common stock, with an aggregate market value well below $2,000. In response to the Company's Response (again, which was submitted to Mr. Bliss to advise him of the procedural deficiencies of his December Letter), Mr. Bliss states in the second paragraph of his January Letter, "A cursory review of NYCB shareholder listing would reveal that I am the owner of 10 shares of NYCB since July 10, 2006." The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent has failed to provide documentary support sufficiently evidencing that the proponent has satisfied the minimum ownership requirement continuously for the one-year period required by Rule 14a-8(b). See *Merck & Co., Inc.* (December 11, 2006), *General Motors Corporation* (April 3, 2006), *Motorola, Inc.* (January 10, 2005), *Johnson & Johnson* (January 3, 2005) and *Agilent Technologies* (November 19, 2004).

The Company also notes that to date, Mr. Bliss has not provided, and cannot provide, any evidence of his ownership of the requisite amount of the Company's common stock, and he has not submitted the requisite written statement of his intent to hold the Company stock through the date of the 2008 Annual Meeting. The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where, as here, the proponent failed to provide written notification to the company of his or her intent to hold the company's stock through the date of the annual meeting. See *Fidelity Cash Reserves (May 8, 2006)* and *The Coca-Cola Co. (January 8, 2001).* Consistent with this Staff position, the Company believes that the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(b)(2) because Mr. Bliss failed to submit any such written notification, even after he was specifically informed of his obligation to do so by the Company as required by Rule 14a-8(f). See Exhibit B.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Under Rule 14a-8(i)(7) a shareholder proposal that deals with a matter relating to the ordinary business of a company may be properly excluded. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. This rule permits the exclusion of those proposals which: A) deal with matters essential to management's ability to run a company on a day-to-day basis, and B) seek to "micro-manage" a company by dealing with matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. See Exchange Act Release No. 34-40018 (May 21, 1998). In order avoid exclusion under Rule 14a-8(i)(7), a proposal must involve a subject that is of such policy significance that its importance overcomes its "ordinary business" nature. *Id.* As set forth below, we believe that the Proposal represents the type of proposal that is excludable from the Company's proxy materials under Rule 14a-8(i)(7).

A. The Proposal Seeks to Micro-Manage an Ordinary Business Matter.

The Bank is sixth largest thrift in the nation and the fourth largest thrift depository in the New York Metropolitan area, serving individual consumers and small and middle market businesses with a full range of banking, investing, asset management and other financial products and services. The Bank serves thousands of consumer relationships through its 180 banking offices, more than 200 ATMs and online banking services. On a daily basis, the Bank conducts tens of thousands of transactions involving the processing and honoring of checks.

The Bank's check processing and honoring procedures are governed, and strictly enforced by the Federal Reserve Board under Regulation CC under the Federal Reserve Act ("Regulation CC"). Regulation CC incorporates the requirements of the Expedited Funds Availability Act (12 U.S.C. 4001-4010) and the Check Clearing for the 21st Century Act (12 U.S.C. 5001-5018). The Bank's policies relating to the honoring of checks complies with these federal law requirements.

Mr. Bliss' Bank checks were repeatedly presented for payment at a time when deposits made to his account had not yet been cleared. This, in turn, reduced his available balance by the amount of the funds that had yet to clear. Also as noted above, this clearance procedure is governed by federal laws which are in place to enable the Bank to verify whether deposited checks are validly drawn on accounts which, themselves, have sufficient funds to cover those checks. This verification process is one essential step out of many needed to combat the rising costs associated with fraud, embezzlement, check kiting and other crimes to which the Bank is exposed every day and with every transaction. The Bank's internal policies and procedures relating to processing and honoring checks are designed to protect the Bank, its depositors and, in turn, the Company's shareholders from this exposure and to ensure the Bank's compliance with federal banking and criminal statutes.

Mr. Bliss' Proposal also suggests that the Bank's policies relating to penalties imposed on checks are "arcane and archaic." All financial institutions assess their customers fees for check overdrafts; the Bank is no exception. The Bank's decisions relating to the assessment and amounts of these fees are clearly ordinary business matters that should not be subjected to shareholder scrutiny as interference of this kind would undermine the ability of the Company's and Bank's Boards of Directors and management to properly manage their day-to-day businesses.

Consistent with Commission policy, the Division has routinely found that proposals involving day-to-day banking business matters or that infringe upon management's core function of overseeing business practices may be excluded from proxy materials pursuant to Rule 14a-8(i)(7). This has remained particularly true where proposals attempt to govern internal operating policies, customer relations and transactions, and product and service offerings. See, e.g., *Citicorp* (January 8, 1997) *("Citicorp I")*. In *Citicorp I,* a proposal requested that the board of directors review the company's current policies and procedures to monitor the use of accounts by customers to transfer capital in order to combat illegal transactions. In *Citicorp I,* the Division found the proposal excludable because it dealt with the conduct of a bank's ordinary business. In *Centura Banks, Inc.* (March 12, 1992) *("Centura Banks"),* a proposal which sought to prohibit the company from providing financial transactions to anyone involved in the manufacture or sale of illegal drugs was excludable because it "involved matters of day-to-day business operations."

In *BankAmerica Corporation* (March 23, 1992) *("BankAmerica"),* the Division found that a proposal to establish a "credit reconsideration committee" for customers whose application for credit had been rejected could be excluded under Rule 14a-8(c)(7), predecessor to Rule 14a-8(i)(7), because it related to the company's ordinary business operations. In *Citicorp* (January 26, 1990) *("Citicorp II"),* the Division found that a proposal involving the forgiveness of loans to less developing countries was excludable because it related to a particular category of loans and proposed a specific strategy and procedure for effectuating such forgiveness. In *The Bank of New York Company, Inc.* (March 11, 1993) (*"Bank of New York"*), a proposal that related to the establishment of a procedure to provide customers and shareholders with access to information concerning their accounts with the bank was excludable because it dealt with ordinary business operations. The proposal in *Bank of New York* was a result of the proponent's unsuccessful attempts to obtain information concerning an account over which he claimed to have power of attorney and was submitted "....only to protect shareholders from suffering another instance of poor business practices that the Bank inflicts on its shareholders." See also *Mirage Resorts, Inc.* (February 18, 1997), where a proposal relating to business relationships and the extension of credit to casino patrons was found to be excludable under 14a-8(i)(7).

As with the examples above, the Proposal directly relates to day-to-day business matters and its implementation would clearly infringe upon management's core function of overseeing business practices by allowing shareholders to "micro-manage" them. As a result, the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal's Excludability is Not Overridden by a Significant Policy Issue.

The Company recognizes that certain proposals raise significant policy issues that may be appropriate for a shareholder vote. However, Mr. Bliss' Proposal clearly does not rise to the level of a significant policy issue that the SEC has found to be sufficiently compelling so as to prevent its exclusion as an ordinary business matter. In *American International Group* (February 17, 2004), the Division found that a proposal requiring the company conduct a special executive compensation review to study ways of linking a portion of executive compensation to successfully addressing predatory lending practices raised significant policy issues and was not excludable under 14a-8(i)(7). See also, *Associates First Capital Corporation* (March 13, 2000) where a proposal requesting that a committee of outside directors oversee development and enforcement of anti-predatory lending policies was found to be outside of ordinary business operations. In *Citicorp* (January 23, 1991), the Division determined that a proposal relating to the modification of Citicorp's lending policies in the Third World was not excludable under 14a-8(i)(7) noting that "....the proposal appears to involve questions of substantial economic importance that go beyond the Company's ordinary business operations."

The Division also has concluded that even proposals that contain some policy issues do not transcend their ordinary business nature. The Division has found that, in the context of banking operations, anti-money laundering policies and financial transactions relating to the war on drugs did not raise significant policy issues. See *Citicorp I* and *Centura Banks*. Additionally, the Division has found that proposals relating to lending and loan forgiveness policies in less developed countries did not raise significant policy issues that transcended their ordinary business nature. See *Citicorp II*. Finally, the Division has found that proposals relating to the Foreign Corrupt Practices Act did not raise significant policy issues that transcended their ordinary business nature. See *Citicorp* (December 2, 1997). The Proposal at issue here relates solely to the Company's policies related to processing and honoring checks and the fees associated therewith, which is clearly an ordinary day-to-day business matter. As such, the Proposal does not raise a significant policy issue sufficient to override the Proposal's excludability under 14a-(8)(i)(7).

3. The Proposal relates to the redress of a personal claim or grievance and may therefore properly be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(4).

Under Rule 14a-8(i)(4) a registrant may omit a shareholder proposal from its proxy materials if it relates to the redress of a personal claim or grievance against the registrant, or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large.

Although Mr. Bliss attempts to cloak his personal grievance in a proposal that is couched in general terms, it is clear that the Proposal is a direct result of Mr. Bliss' dissatisfaction with the method by which the Company handled his complaints. The tenor of Mr. Bliss' December Letter and his January Letter support this position. Certain of his statements are particularly revealing, such as:

> "Perhaps more important this proposal would address the attitude of the bank to this sordid affair. After a perfunctory reaction to my complaints, (Note1) bank

management chose to stonewall the matter; not a thoughtful reaction to one who made his living advising retailers that they were in business to serve the customer."

Further, the third paragraph of his January Letter states:

> "Accordingly, absent a waiver by NYCB, I am foreclosed from bringing my sad experience with the bank and its attendant effect on other depositors (especially seniors) to the attention of the shareholders."

These statements, when taken in context with the balance of Mr. Bliss' correspondence, support the Company's position that the Proposal is a personal grievance that should be omitted from the Company's proxy materials under the authority of Rule 14a-8(i)(4).

4. The Proposal is vague and indefinite and may therefore properly be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3) a proposal may be excluded if it is so inherently vague and indefinite that neither shareholders voting on the proposal nor the company in implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See *Staff Legal Bulletin No. 14B (CF)* (September 15, 2004); *Wendy's International. Inc.* (February 24, 2006); *The Ryland Group, Inc.* (January 19, 2005); *and Philadelphia Electric Co.* (July 30, 1992). The Division further explained that a proposal is vague and indefinite, and therefore subject to exclusion under paragraph (i)(3), "where the meaning and application of terms or the standards under the proposal may be subject to differing interpretations." See *Fuqua Industries, Inc.* (March 12, 1991). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Proposal is vague and indefinite because it is subject to varying interpretations and does not suggest any specific actions that should be taken by the Company in relation to reforming the policies regarding the processing and honoring of checks. The language of the Proposal is such that it would be impossible for shareholders to determine with reasonable certainty who would be considered "cognitively impaired" and what actions are being contemplated by the statement ". . . bring it into conformity with other banks." The Proposal also fails to mention how such policies should be reformed "with due regard to the needs of seniors or others who may be cognitively impaired." Moreover, shareholders considering the Proposal would not know what action they were requesting the Company take, nor would the Company be able to ascertain what mandate was being given to it by shareholders if the Proposal were adopted. See *S I Handling Systems Inc.* (May 5, 2000); *Kmart Company* (March 28, 2000); *and NYNEX Corporation* (January 12, 1990).

The Proposal is not clearly presented and the Company's shareholders cannot be asked to guess on what they are voting. In addition, the Company and the shareholders could have significantly different interpretations of the Proposal. As noted above, the Company believes that because the Proposal is so inherently vague and indefinite it is misleading and therefore may be omitted under Rule 14a-8(i)(3), as a violation of Rule 14a-9.

We have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope.

We would be happy to provide you with any additional information and address any questions you may have regarding this submission. If we can be of any further assistance in this matter, please contact the undersigned at 516-683-4570 or Joseph R. Ficalora at 516-683-4404.

Sincerely yours,

NEW YORK COMMUNITY BANCORP, INC.

R. Patrick Quinn
Executive Vice President
and Corporate Secretary

cc: Joseph R. Ficalora
James J. Bliss

Proposal

RESOLUTION

This shareholder, resolution seeks to enhance corporate profitability in an ethical manner that is consistent with state and federal laws and with due regard to the sensibilities of senior citizens and others who may subject to cognitive impairment.

Specifically, this proposal is directed at the arcane and archaic policies relating to penalties imposed on checks that are applied against existing balances.

This shareholder, presumed to have a rudimentary knowledge of banking practices, was visited with approximately 54 checks that were dishonored or on which a penalty was imposed for several months, beginning in May, 2006, during which time an existing balance existed virtually all of the time. Aggravating this episode was the attitude of senior management that ignored my protests, or challenged them with words tantamount to defamation.

Hence, that this sad episode not be imposed on others of us seniors whose best years are behind them:

"Resolved that the New York Community Bancorp, Inc revisit, reform and revise its policies relating to the honoring of checks so as to bring it into conformity with other banks; an essential need in an ever competitive environment with due regard to the needs of seniors and others who may be cognitively impaired, and consistent with federal and state laws."

Exhibit A

James J Bliss

84 Princeton Street

Garden City, NY 11530

(516)437-7419

December 26, 2007

R. Patrick Quinn Esq.

Corporate Secretary

New York Community Bancorp, Inc.

615 Merrick Avenue

Westbury, NY 11590

Dear Mr. Quinn;

Mindful of the intricacies of the SEC Rules governing shareholder proposals, I, nevertheless, respectfully request that the attached proposal be considered at the next annual meeting.

As a depositor and shareholder, my proposal concerns the arcane and archaic policy of New York Community Bancorp Inc., ("The Bank") relating to the honoring of checks, the linchpin of the retail banking business.

From May 31, 2006 through August 31, 2006 the bank either dishonored or penalized approximately 54 checks at a time when there were virtually sufficient balances to pay these checks. Thus, this was not an isolated, rather, as noted, continued over a considerable period. (e.g. A dishonored check for $5.00, costs $30.00.)

Perhaps more important this proposal would address the attitude of the bank to this sordid affair. After a perfunctory reaction to my complaints, (Note1) bank management chose to stonewall the matter; not a thoughtful reaction to one who made his living advising retailers that they were in business to serve the customer. A lawsuit followed in District Court of Nassau County that the bank did not defend. Following an inquest, a judgment was handed down in my favor. (Note 2) Most importantly (and the reason I am pursuing the matter) is the societal implications of this policy as it especially relates to senior citizens and others who may be cognitively impaired. Is it not fair to assume that if one, presumed to have at least a modicum of knowledge of banking practices could be put to the trial as previously described, how much more so would the numerous seniors and others cognitively impaired be victimized BY a cockamamy system of dishonoring otherwise valid checks?

Very truly yours,

James J. Bohm

Note I- I was accused of knowingly drawing checks against insufficient funds, a criminal act in New York and prima facie defamatory. The laws of this state, as a practical matter, preclude an action by the accused.

Note 2- The bank did not appeal and after being importuned by the Sheriff of Nassau County, acting through the office of the County Clerk a judgment of $ 2068.93 was paid by the bank.

RESOLUTION

This shareholder resolution seeks to enhance corporate profitability in an ethical manner that is consistent with state and federal laws and with due regard to the sensibilities of senior citizens and others who may subject to cognitive impairment.

Specifically, this proposal is directed at the arcane and archaic policies relating to penalties imposed on checks that are applied against existing balances.

This shareholder, presumed to have a rudimentary knowledge of banking practices, was visited with approximately 54 checks that were dishonored or on which a penalty was imposed for several months, beginning in May, 2006, during which time an existing balance existed virtually all of the time. Aggravating this episode was the attitude of senior management that ignored my protests, or challenged them with words tantamount to defamation.

Hence, that this sad episode not be imposed on others of us seniors whose best years are behind them:

"Resolved that the New York Community Bancorp, Inc revisit, reform and revise its policies relating to the honoring of checks so as to bring it into conformity with other banks; an essential need in an ever competitive environment with due regard to the needs of seniors and others who may be cognitively impaired, and consistent with federal and state laws."

Exhibit B

NEW YORK COMMUNITY BANCORP, INC.

615 MERRICK AVENUE, WESTBURY, NY 11590
TEL: 516-683-4570 • FAX: 516-683-8344 • Patrick.Quinn@myNYCB.com

R. PATRICK QUINN
Executive Vice President, Chief Corporate
Governance Officer & Corporate Secretary

January 10, 2008

VIA FEDERAL EXPRESS

James J. Bliss
84 Princeton Street
Garden City, New York 11530
Tel: 516-437-7419

Re: Letter to New York Community Bancorp, Inc.
Dated December 26, 2007

Dear Mr. Bliss:

On December 28, 2007, New York Community Bancorp, Inc. (the "Company") received your letter dated December 26, 2007. Your letter fails to satisfy the requirements of Reg. §240.14a-8(b)(2) under the Securities Exchange Act of 1934, as amended, in that it fails to include the following: 1) a written statement from the "record" holder of your securities (usually a broker or a bank) verifying that, at the time you submitted your proposal, you had continuously held at least $2,000 in market value of the Company's common stock for at least one year; and 2) a written statement from you that you intend to continue to hold your shares of Company common stock through the date of the Company's annual meeting of shareholders. To remedy this situation, your response to this letter correcting these deficiencies must be addressed to my attention and postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Sincerely yours,

NEW YORK COMMUNITY BANCORP, INC.

R. Patrick Quinn
Executive Vice President, Chief Corporate Governance Committee and Corporate Secretary

Exhibit C

RECD JAN 22 2008

James J Bliss

84 Princeton Street

Garden City, NY 11530

(516)437-7419

January 18, 2008

R. Patrick Quinn Esq.

Corporate Secretary

New York Community Bancorp, Inc.

615 Merrick Avenue

Westbury, NY 11590

RE: Request by a shareholder to present a resolution at the next annual meeting

Dear Mr. Quinn;

I was not surprised but disappointed at your pro forma response to my request to present a resolution at the next annual meeting.

As one who is somewhat familiar with SEC rules governing meetings of public companies, an instruction 101 as to its requirements was not necessary. It had been my hope that a more careful reading of my letter would have suggested a possible waiver of the requirement relative to minimum shareholdings. A cursory review of NYCB shareholders listing would reveal that I am the owner of 10 shares of NYCB since July 10, 2006.

Accordingly, absent a waiver by NYCB, I am foreclosed from bringing my sad experience with the bank and its attendant effect on other depositors (especially seniors) to the attention of the shareholders.

As a student at the New York University School of Law, our mentors reminded us, from time to time, that the "best" legal strategy is not necessarily in the best interests of the client, in this case, New York Community Bancorp, Inc.

Now that you have effectively prevented me from reaching out to other shareholders over this episode (more fully described in my December 26, 2007 letter) where do I go from here?

1. To the individual board of directors, some of whom are known to me?
2. To the SEC in a complaint mode?
3. To other depositors, especially seniors?

In any event, the problem I encountered that forced me to seek relief in the courts remains, so as to be visited upon other unsuspecting depositors.

I need not tell you that the banking industry is in a crisis mode. The public, at least the investing public, has lost faith in the industry to judge by Wall Street values. This does not bode well for smaller financial institutions who risk being swallowed up by their larger brethren. Its no time, as NYCB has done in the past, to draw the wagons in a circle and take on unsuspecting depositors.

Very truly yours;

Proposal

RESOLUTION

This shareholder's resolution seeks to enhance corporate profitability in an ethical manner that is consistent with state and federal laws and with due regard to the sensibilities of senior citizens and others who may subject to cognitive impairment.

Specifically, this proposal is directed at the arcane and archaic policies relating to penalties imposed on checks that are applied against existing balances.

This shareholder, presumed to have a rudimentary knowledge of banking practices, was visited with approximately 54 checks that were dishonored or on which a penalty was imposed for several months, beginning in May, 2006, during which time an existing balance existed virtually all of the time. Aggravating this episode was the attitude of senior management that ignored my protests, or challenged them with words tantamount to defamation.

Hence, that this sad episode not be imposed on others of us seniors whose best years are behind them:

"Resolved that the New York Community Bancorp, Inc revisit, reform and revise its policies relating to the honoring of checks so as to bring it into conformity with other banks; an essential need in an ever competitive environment with due regard to the needs of seniors and others who may be cognitively impaired, and consistent with federal and state laws."

RESOLUTION

This shareholder resolution seeks to enhance corporate profitability in an ethical manner that is consistent with state and federal laws and with due regard to the sensibilities of senior citizens and others who may subject to cognitive impairment.

Specifically, this proposal is directed at the arcane and archaic policies relating to penalties imposed on checks that are applied against existing balances.

This shareholder, presumed to have a rudimentary knowledge of banking practices, was visited with approximately 54 checks that were dishonored or on which a penalty was imposed for several months, beginning in May, 2006, during which time an existing balance existed virtually all of the time. Aggravating this episode was the attitude of senior management that ignored my protests, or challenged them with words tantamount to defamation.

Hence, that this sad episode not be imposed on others of us seniors whose best years are behind them:

"Resolved that the New York Community Bancorp, Inc revisit, reform and revise its policies relating to the honoring of checks so as to bring it into conformity with other banks; an essential need in an ever competitive environment with due regard to the needs of seniors and others who may be cognitively impaired, and consistent with federal and state laws."

RESOLUTION

This shareholder, resolution seeks to enhance corporate profitability in an ethical manner that is consistent with state and federal laws and with due regard to the sensibilities of senior citizens and others who may subject to cognitive impairment.

Specifically, this proposal is directed at the arcane and archaic policies relating to penalties imposed on checks that are applied against existing balances.

This shareholder, presumed to have a rudimentary knowledge of banking practices, was visited with approximately 54 checks that were dishonored or on which a penalty was imposed for several months, beginning in May, 2006, during which time an existing balance existed virtually all of the time. Aggravating this episode was the attitude of senior management that ignored my protests, or challenged them with words tantamount to defamation.

Hence, that this sad episode not be imposed on others of us seniors whose best years are behind them:

"Resolved that the New York Community Bancorp, Inc revisit, reform and revise its policies relating to the honoring of checks so as to bring it into conformity with other banks; an essential need in an ever competitive environment with due regard to the needs of seniors and others who may be cognitively impaired, and consistent with federal and state laws."

RESOLUTION

This shareholder's resolution seeks to enhance corporate profitability in an ethical manner that is consistent with state and federal laws and with due regard to the sensibilities of senior citizens and others who may subject to cognitive impairment.

Specifically, this proposal is directed at the arcane and archaic policies relating to penalties imposed on checks that are applied against existing balances.

This shareholder, presumed to have a rudimentary knowledge of banking practices, was visited with approximately 54 checks that were dishonored or on which a penalty was imposed for several months, beginning in May, 2006, during which time an existing balance existed virtually all of the time. Aggravating this episode was the attitude of senior management that ignored my protests, or challenged them with words tantamount to defamation.

Hence, that this sad episode not be imposed on others of us seniors whose best years are behind them:

"Resolved that the New York Community Bancorp, Inc revisit, reform and revise its policies relating to the honoring of checks so as to bring it into conformity with other banks; an essential need in an ever competitive environment with due regard to the needs of seniors and others who may be cognitively impaired, and consistent with federal and state laws."

RESOLUTION

This shareholder resolution seeks to enhance corporate profitability in an ethical manner that is consistent with state and federal laws and with due regard to the sensibilities of senior citizens and others who may subject to cognitive impairment.

Specifically, this proposal is directed at the arcane and archaic policies relating to penalties imposed on checks that are applied against existing balances.

This shareholder, presumed to have a rudimentary knowledge of banking practices, was visited with approximately 54 checks that were dishonored or on which a penalty was imposed for several months, beginning in May, 2006, during which time an existing balance existed virtually all of the time. Aggravating this episode was the attitude of senior management that ignored my protests, or challenged them with words tantamount to defamation.

Hence, that this sad episode not be imposed on others of us seniors whose best years are behind them:

"Resolved that the New York Community Bancorp, Inc revisit, reform and revise its policies relating to the honoring of checks so as to bring it into conformity with other banks; an essential need in an ever competitive environment with due regard to the needs of seniors and others who may be cognitively impaired, and consistent with federal and state laws."

RESOLUTION

This shareholder, resolution seeks to enhance corporate profitability in an ethical manner that is consistent with state and federal laws and with due regard to the sensibilities of senior citizens and others who may subject to cognitive impairment.

Specifically, this proposal is directed at the arcane and archaic policies relating to penalties imposed on checks that are applied against existing balances.

This shareholder, presumed to have a rudimentary knowledge of banking practices, was visited with approximately 54 checks that were dishonored or on which a penalty was imposed for several months, beginning in May, 2006, during which time an existing balance existed virtually all of the time. Aggravating this episode was the attitude of senior management that ignored my protests, or challenged them with words tantamount to defamation.

Hence, that this sad episode not be imposed on others of us seniors whose best years are behind them:

"Resolved that the New York Community Bancorp, Inc revisit, reform and revise its policies relating to the honoring of checks so as to bring it into conformity with other banks; an essential need in an ever competitive environment with due regard to the needs of seniors and others who may be cognitively impaired, and consistent with federal and state laws."

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: New York Community Bancorp, Inc.
Incoming letter dated February 4, 2008

The proposal relates to policies for honoring checks.

There appears to be some basis for your view that NYCB may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of NYCB's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if NYCB omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to reach the alternative bases for omission upon which NYCB relies.

Sincerely,

William A. Hines
Special Counsel

END